 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated August 8, 2024, announcing the Company’s financial results for the second quarter ended June 30, 2024.

The information contained in Exhibit 99.1 of this Report on Form 6-K, excluding the commentary of Alexander Saverys, Chief Executive Officer of the Company, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-272785) that was filed with the U.S. Securities and Exchange Commission effective June 20, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: August 8, 2024

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated Information 8 August 2024 – 07.00 am CET _______________________________________

EURONAV ANNOUNCES Q2 2024 RESULTS
TRANSFORMATION IN FULL SWING
ANTWERP, Belgium, 8 August 2024 – Euronav NV (NYSE: CMBT & Euronext: CMBT) (“Euronav” or the “Company”) reported its non-audited financial results today for the second quarter ended 30 June 2024.

HIGHLIGHTS

•	Profit of USD 184.4 million in Q2 2024. H1 2024 total profit of USD 679.6 million
•	Payment of 4.57 USD/share dividend in Q2 2024
•	Declaration of 1.15 USD/share intermediary dividend on 2 July, paid in July 2024
•	Delivery of 7 newbuilding vessels
•	New order of 1 x CSOV and 2 x CTVs
•	Collaboration agreement for 4 x newbuilding hydrogen-powered tugboats with Damen
•	New long-term charters signed adding an approximate total amount of USD 161 million to our contract backlog
•	Sale of CMA CGM Baikal and Alsace
•	Successful completion of the sale of Euronav Ship Management Hellas (ESMH) to Anglo Eastern
•	Name change from Euronav to CMB.TECH approved on 2 July 2024, effective as of 1 October
•	Change of ticker symbol from EURN to CMBT, effective as of 15 July 2024
•	Successful completion of the sale of 3 x VLCCs

For the second quarter of 2024, the Company realized a net gain of USD 184.4 million or USD 0.95 per share (second quarter 2023: a net gain of 161.8 USD million or USD 0.80 per share). EBITDA (a non-IFRS measure) for the same period was USD 261.2 million (second quarter 2023: USD 247.6 million).

Commenting on the Q2 results, Alexander Saverys (CEO) said: “The transformation of Euronav to CMB.TECH is in full swing: we have completed the sale of older tankers, we have added accretive time charters to our portfolio, we have taken delivery of 7 future-proof newbuildings, and contracts were signed for 3 offshore wind vessels and 4 new tugboats to strengthen our portfolio of hydrogen-powered ships. During these very busy times, we have realised another strong result in Q2 bringing our YTD net profit to 679.6 million USD. It’s full steam ahead at CMB.TECH to decarbonise today, navigate tomorrow!”.

PRESS RELEASE Regulated Information 8 August 2024 – 07.00 am CET _______________________________________

Key figures

The most important key figures (unaudited) are:

(in thousands of USD)	Second Quarter 2024	Second Quarter 2023	YTD 2024	YTD 2023

Revenue	252,000	348,161	492,377	688,116
Other operating income	30,649	10,074	38,245	14,768

Raw materials and consumables	(435)	—	(1,678)	—
Voyage expenses and commissions	(48,986)	(36,730)	(85,903)	(71,545)
Vessel operating expenses	(50,541)	(61,941)	(100,013)	(118,017)
Charter hire expenses	1	(753)	(17)	(1,531)
General and administrative expenses	(18,581)	(10,225)	(36,287)	(26,749)
Net gain (loss) on disposal of tangible assets	94,985	—	502,547	22,064
Depreciation	(41,639)	(55,623)	(81,877)	(111,907)

Net finance expenses	(30,539)	(29,682)	(45,980)	(60,144)
Share of profit (loss) of equity accounted investees	2,029	(3)	2,570	(9)
Result before taxation	188,943	163,278	683,984	335,046

Tax benefit (expense)	(4,572)	(1,458)	(4,364)	1,820
Profit (loss) for the period	184,371	161,820	679,620	336,866

Attributable to: Owners of the Company	184,371	161,820	679,620	336,866

Information per share:

(in USD per share)	Second Quarter 2024	Second Quarter 2023	YTD 2024	YTD 2023

Weighted average number of shares (basic) *	194,250,949	201,872,049	197,886,375	201,828,035
Result after taxation	0.95	0.80	3.43	1.67

*	The number of shares issued on 30 June 2024 is 220,024,713. However, the number of shares excluding the owned shares held by Euronav at 30 June 2024 is 194,216,835.

EBITDA reconciliation (unaudited):

(in thousands of USD)	Second Quarter 2024	Second Quarter 2023	YTD 2024	YTD 2023

Profit (loss) for the period	184,371	161,820	679,620	336,866
+ Net interest expenses	30,626	28,705	45,886	59,180
+ Depreciation of tangible and intangible assets	41,639	55,623	81,877	111,907
+ Income tax expense (benefit)	4,572	1,458	4,364	(1,820)
EBITDA (unaudited)	261,208	247,606	811,747	506,133

PRESS RELEASE Regulated Information 8 August 2024 – 07.00 am CET _______________________________________

EBITDA per share:

(in USD per share)	Second Quarter 2024	Second Quarter 2023	YTD 2024	YTD 2023

Weighted average number of shares (basic)	194,250,949	201,872,049	197,886,375	201,828,035
EBITDA	1.34	1.23	4.10	2.51

All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

TCE

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarised as follows:

In USD per day	Q2 2024	Q2 2023	First semester 2024	First semester 2023
TANKERS
VLCC
Average spot rate (in TI Pool)*	50,500	55,000	45,600	53,100
Average time charter rate**	47,000	50,750	46,700	49,500
SUEZMAX
Average spot rate***	49,500	68,000	54,600	69,700
Average time charter rate	30,750	30,500	30,700	31,000
FSO
Average time charter rate	88,045		87,562
DRY-BULK VESSELS
Average spot rate***	36,731		31,504
CONTAINER VESSELS
Average time charter rate	29,378		29,378
CHEMICAL TANKERS
Average spot rate	27,307		26,426
Average time charter	19,306		19,306
OFF-SHORE WIND (CTV)
Average time charter rate	2,759		2,824

*Euronav owned ships in TI Pool (excluding technical offhire days)
**Including profit share where applicable
*** Reporting load-to-discharge, in line with IFRS 15

PRESS RELEASE Regulated Information 8 August 2024 – 07.00 am CET _______________________________________

EURONAV & CMB.TECH FLEET DEVELOPMENTS

Newbuilding orders
The Company is pleased to announce the expansion of the fleet of Windcat Offshore with an additional Commissioning Service Operations Vessel (CSOV) on order. This is the sixth order for the future-proof Elevation Series CSOV developed together with Damen. The 87 x 20-metre vessel will accommodate 120 people. Delivery of the first CSOV is scheduled for next year.

On 23 May 2024, CMB.TECH and Damen signed a collaboration agreement for four hydrogen-powered tugboats. The signing took place during the 27th International Tug & Salvage (ITS) Convention in Dubai. Built by Damen, these vessels use CMB.TECH's innovative dual fuel hydrogen technology that will significantly reduce emissions. Earlier that day, classification society Lloyd’s Register presented CMB.TECH and Damen with an approval in principle (AiP) for the hydrogen solution that will be installed in the tugs.

Together with Gdansk based shipyard ALU International, FRS Windcat Polska has ordered two hydrogen-ready newbuild CTVs, dedicated to the Polish offshore wind industry. The contract includes the option to order additional vessels at a later stage. The CTVs will have Windcat’s newest MK5 vessel design. The two vessels will be delivered in 2025.

Sales
The Company has entered into an agreement with a subsidiary of Total Energies to sell the VLCC Alsace (2012 – 299,999 DWT) for an FPSO conversion project. The vessel is expected to be delivered to its new owner in Q1 2025 and a capital gain of approximately USD 27.5 million will be booked in Q1 2025.

The N-class vessels that were sold earlier this year are successfully delivered to their new owners: the VLCC Nectar (2008 – 307,284 DWT), VLCC Newton (2009 – 307,208 DWT), and VLCC Noble (2008 – 307,284 DWT). A capital gain of approximately USD 79 million has been booked in Q2 2024.

On 13 May 2024, the Company took delivery of the CMA CGM Baikal (2024 – 6,000 TEU). This ship has been sold upon delivery and a capital gain of USD 15.6 million was booked in Q2 2024.

Long-term charters

The Group has concluded three long-term charters at a profitable rate.

The Company has concluded a long-term charter for one of its newbuilding Suezmax (2024 - 156,000 DWT).  The vessel has been chartered for 5 years upon delivery from the shipyard, expected in Q3 2024, to a strong counterparty.

The Company has concluded a two-year time charter for Fraternity (2009 – 157,714 DWT) to a strong counterparty.

The Company has concluded a long-term charter for one of its newbuilding Chemical Tankers (January 2026 – 26,000 DWT). The vessel has been chartered for 7 years upon delivery from the shipyard to Ultratank. Additionally, a sister-vessel scheduled for delivery during the fourth quarter of 2025 will be commercially managed by Ultratank.

PRESS RELEASE Regulated Information 8 August 2024 – 07.00 am CET _______________________________________

Abovementioned time charters will add approximately USD 161 million to the Company’s total contract backlog which today stands at USD 2.06 billion.

Newbuilding deliveries
On 12 April 2024, the Company took delivery of the Bochem Casablanca (2024- 25,000 dwt).

On 24 May 2024, the Company took delivery of the Windcat 57, the first CTV of the hydrogen-powered Mark 5 series. The vessel is deployed in Scotland.

On 24 June 2024, the Company took delivery of the Newcastlemax Mineral Deutschland (2024 – 210,000 dwt).

On 28 June 2024, the Company took delivery of the Bochem Shanghai (2024 – 25,000 dwt).

On 5 August 2024, the Company took delivery of the Newcastlemax Mineral Italia (2024 – 210,000 dwt).

On 6 August 2024, the Company took delivery of the CMA CGM Etosha (2024 – 6,000 TEU).

On 8 August 2024, the Company took delivery of the Bochem New Orleans (2024 – 25,000 dwt).

Outstanding capital expenditure for the 50 vessels currently under construction at the end of Q2 2024 was USD 2,693.8 million, split as follows: USD 636.5 million in 2024, USD 874.9 million in 2025, USD 1,015.0 million in 2026 and USD 167.4 million in 2027.

The Company expects the outstanding capital expenditure to be funded by a mix of committed bank financing, lease financing and company cash (committed sales of vessels and excess cash-flow from long-term charters).

MARKET & OUTLOOK
Q2 has shown strong market conditions across most major shipping segments. Looking forward, Q3 started strong for Tanker (Suezmax), Dry-Bulk, Container, Chemical and Offshore Wind Markets – whilst Tanker Markets (VLCC) eased in line with 10-year historical seasonality patterns.

Demand and tonne-mile dynamics
The growth in underlying volume and significant disruptions to trade patterns, notably due to Red Sea re-routing, have again been beneficial to freight rates. Following a 2.4% increase in seaborne trade last year, it is anticipated that 2024 entails an above-trend volume growth, projecting trade to reach 12.6 billion tons in 2024 (+2.3%), (Clarksons). China has been a key driver, with global export shares settling into 14.5% over the past year, which is again higher than the pre-Covid and pre-trade tensions era, (Morgan Stanley) However, Chinese port inventories of some bulk commodities such as iron ore and coal have risen as buyers have taken advantage of lower prices, and Chinese oil imports remain below the trailing 12-month trend for the past six months. Nevertheless, global seaborne trade in tonne-mile terms is still on track to increase by +5.1% by year-end. Whilst part of this growth comes from long-haul Atlantic exports, most of the increase is attributed to geopolitical disruptions, with Red Sea re-routing alone estimated to contribute approximately +3.0% to tonne-mile trade growth, (Clarksons).

PRESS RELEASE Regulated Information 8 August 2024 – 07.00 am CET _______________________________________

Looking forward to the second half of 2024, a change in the U.S. presidency could impact global geopolitics, with ocean shipping at the forefront of any shifts in the current status quo. The shipping industry is currently experiencing some of the highest returns in decades, with expectations for this cycle to continue in the coming years. Yet caution prevails as any easing of sanctions that reinstates pre-war trading patterns—particularly for Russian oil trade and the Red Sea passage—poses a downside risk to tonne-mile demand. Furthermore, a more aggressive stance against China and the potential increase in trade tariffs would negatively affect global trade and, consequently, shipping.

Supply side dynamics
Tankers (VLCC) and dry bulk (Capesize/Newcastlemax) are most appealing from a supply side perspective – following several years with limited investment.

According to Clarksons, the VLCC tanker % fleet over 20 years stands at 17.1%, whilst the current order book stands only at 6.8%. For the Capesize fleet, % fleet over 20 years stands at 9.5%, whilst the current order book stands at just 6.6%. This means that for both vessel types, the newbuild fleet added to the water in the coming years is not covering for the ageing fleet. A 20-year cut-off date remains relevant even with increasing average ages, as, for example, fixtures in the tanker market show that few charterers take vessels above 20 years of age (2023: VLCC 11/1085 fixtures, Suezmax 14/1483 fixture). (Arctic)

Euronav – Tanker Markets
The tanker market, supported by low fleet growth and redistribution of Russian oil flows, has again performed robustly, with Q2 2024 VLCC and Suezmax weighted sector earnings averaging $47,253/day (+38% vs 10-yr trend). Suezmax (+59% vs 10-yr trend) have seen particularly firm markets, while VLCC earnings were up a more modest 18% versus the 10-year trend amidst some impacts from OPEC+ supply cuts.

Forecasts for 2024 indicate demand growth of 1.0, 1.1, and 2.3 million barrels per day (mbd), according to the IEA, EIA, and OPEC, respectively. Despite these positive projections, Chinese oil imports have remained below the trailing 12-month trend for the past six months. However, oil demand for the second half of the year is still expected to be supportive, with full-year demand estimates showing year-on-year growth of 0.3, 0.5, and 0.7 mbd according to the EIA, IEA, and OPEC. With China’s leadership aiming for a GDP growth target of over 5.0%, it is anticipated this will bolster oil imports, (Morgan Stanley). Given that Chinese refinery runs were at COVID-era lows in April, significant upside potential remains ahead.

OPEC plans to reintroduce 2.2 mbd of voluntary production cuts over a 12-month period starting October 1, 2024. Additionally, the UAE has been permitted an incremental production increase of 0.3 mbd within the same time frame, totalling 2.5 mbd. (OPEC) However, Saudi Arabia is aiming for an oil price range of USD 80-100 per barrel, emphasising a strong price floor. Therefore, any reversal of the cuts is contingent on oil prices remaining well above USD 80 per barrel before any decisions are made.

This results in projected volume growth of 0.8% in 2024 and 5.9% in 2025, with ton-mile growth expected at 3.9% and 6.7% for the same years. Assuming a scrapping age of 25 years, net fleet growth is anticipated to be 0.2% this year, -0.7% in 2025, and +0.9% in 2026. Even without a volume reversal in 2025, it is still projected that volume grows with 2.4%, while ton-mile growth is estimated at 2.8%, which is significantly higher than net fleet growth, thereby supporting future rates. (Arctic)

PRESS RELEASE Regulated Information 8 August 2024 – 07.00 am CET _______________________________________

Looking ahead to Q3 2024, the possibility of weakening summer demand casts uncertainty over firmer rates. China's economic landscape presents a mixed outlook for global oil demand, as the country grapples with weak consumer spending and high unemployment rates. These issues could further reduce China's overall energy consumption, a vital factor in global oil demand. While the U.S. summer driving season may bolster oil prices through increased gasoline consumption, ongoing geopolitical tensions (Ukraine/Russia and Red Sea) and economic challenges in China add a layer of uncertainty that could impact the stability and direction of the Suezmax and VLCC rates in the coming months.

Q3 2024 spot rates to-date: so far 61% fixed at 34,093 USD per day for VLCCs and 49% fixed at 41,041 USD for Suezmaxes.

Bocimar – Dry-Bulk Markets
The dry-bulk sector was led by the Capesize fleet (Clarksons long run earnings averaged $26,973 per day for Q2 2024, up 181% y-o-y and 80% above the 10-year trend), where strong exports of iron ore and bauxite on long haul routes from the Atlantic to Asia have been particularly supportive.

China iron ore inventories are growing 19.0% y-o-y, and although iron ore (62% Fe benchmark) has pulled back slightly to the ~$105/ton level partly due to seasonal factors in May/June (strong seaborne supply, peak China construction), it remains well above marginal cost which Goldman Sachs estimates at $90-95/t on a grade adjusted all-in basis. July to September is typically a seasonally strong period for iron ore prices and Chinese steel production has recently ticked up (+13% in May). Even though the slowdown in the property sector in China is negative for the iron ore trade, increased steel demand for infrastructure projects (development in and around cities, hydropower projects etc.), the green shift, strong growth in the production of electric vehicles, as well as continued export growth of steel products, compensate for this. More severe trade tariffs could dent steel demand by hurting economic output, yet strong emerging markets (India, Southeast Asia, and the Middle East) demand should keep global iron ore demand on a positive trajectory. (Goldman Sachs)

Continued solid growth in the bauxite trade from Guinea to China increases demand for Capesize/Newcastlemaxes. These volumes only account for 7.5% of the Capesize trade, but the trade grew strongly by 8.0% in 2023. The bauxite trade is expected to grow by 9.0%, 6.0%, and 5.0% in 2024, 2025, and 2026, respectively. (Kepler Cheuvreux) In the short term, Bauxite exports out of West Africa will soon decrease due to seasonal factors as the rainy season affects inland logistics, but longer term trends are positive: global alumina production drives bauxite demand, which is projected to lift by an average 2.0% a year between 2025 and 2026 driven by production of solar modules, auto sheets and other auto parts for EV’s. (Morgan Stanley)

Q3 2024 spot rate so far: 55% fixed 31,490 USD per day.

Delphis – Container Markets
Container freight rates have surged recently, reaching their highest levels outside the Covid-19 period. This increase is driven by several factors, including disruptions in the Red Sea and subsequent impacts (according to Clarksons an estimated 690 vessels are currently diverting around the Cape of Good Hope, leading to a roughly 12% increase in vessel demand). Additionally, there has been a ramp-up of early peak season volumes in an already tight market, stronger than expected underlying volumes in 2024 (especially from Asia to developing economies) amid easing macroeconomic pressures, and increased port congestion. Freight on some routes is now close to Covid-19 records (SCFI index overall ended June at 3,714 points, up from ~1,100 in mid-December 2023).

PRESS RELEASE Regulated Information 8 August 2024 – 07.00 am CET _______________________________________

The increased TEU-mile demand together with port congestion, absorbed YTD fleet growth of 5.5% and pushed up capacity utilisation from 84% to 95%. (Kepler Cheuvreux) High fleet growth is set to continue in H2 (order book to fleet ratio July 2024 stood at 19.2%), which means that a potential reversal of the re-routing during H2 would add 10% capacity. At the same time, demand growth, which historically runs at 1.2x global GDP, is unlikely to continue at the current level (8.0% January-April, 2024 forecast at 4.8%), (Clarksons).

Predicting the near term future of the container markets is very difficult. Clear negatives are the large orderbook and possible unwinding of the Red Sea re-routing, but there could be near term positives e.g. front-loading of cargo to the US to pre-empt new tariffs on Chinese imports by the new President of the US (whether Trump or Harris).

CMB.TECH’s 6,000 and 1,400 TEU container vessels are all employed under 10 to 15-year time charter contract.

Bochem – Chemical Markets
The Clarksons chemical tanker TC rate index rose to 43.0% above trend, supported by ‘swing’ tonnage continuing to trade in the clean petroleum products (CPP) market, and with disruption at Suez and Panama canals being supportive to the rates.

Chemical seaborne trade is forecast to grow by 386 million ton (3.0%) in 2024 and 398 million ton (3.1%) in 2025, following an estimated growth of 1.3% in 2023, (Clarksons). Growth last year was supported by a continued expansion in biofuels volumes, as well as a rebound in vegoil trade following a decline in Ukrainian exports in 2022 due to the Russian conflict. Indications suggest that trade in 2024 has got off to a strong start, while chemical production capacity growth in China may lend support across the full year.

The supply side backdrop remains supportive, with chemical tanker fleet capacity (>10k dwt) projected to grow by 2.3% this year, compared with projected tonne-mile trade growth of 4.0%. Stainless steel chemical orderbook stands now at 12.4% of fleet while ships reaching 28 years or older from 2024-2028 is 9.7%. Meanwhile, the 1yr TC rate for a 19,999 dwt stainless steel vessel stood at $22,500 at start June, up 18% if compared to June 2023, and well up from the long-run average of $13,500/day. The short-medium term chemical tanker market outlook remains encouraging.

Q3 2024 spot (pool) forecast: 25,000 USD per day.

The Group’s 25,000 DWT chemical tankers are employed under a 10-year time charter (4 vessels), under a 7-year time charter (1vessel), and in the spot pool (3 vessels). The bitumen tankers will be employed under a 10-year time charter as from delivery in 2026.

Windcat – Offshore Wind Markets
Most key vessel segments remain fully utilised due to strong demand from both the offshore wind and oil and gas industries. Day rates for all offshore segments reached record highs in the summer of 2023, and a similar trend is expected for the first half of 2024.

PRESS RELEASE Regulated Information 8 August 2024 – 07.00 am CET _______________________________________

For CTVs, offshore wind construction work is up 16.0% y-o-y and there appears to be a longer season as most Crew Transfer Vessels (CTVs) began operating in March/April for the summer campaigns, leaving only a limited number available on the spot market. Demand end March 2024 hit new heights – the highest ever recorded for the month with ~5,900 vessel days delivered across Europe. (TGS Data & Intelligence) Availability of 24 Pax CTVs will remain tight throughout the summer, as poor weather at the beginning of the season caused delays on various projects. Consequently, charters are being extended by weeks or months, making most vessels unavailable for new spot charters until at least October 2024. Charter day rates remain high, especially for larger vessels (24m LOA and above). According to TGS Data & Intelligence, Windcat continued as lead operator with its 48 of its 52 vessels active during the quarter (Windcat 57 was delivered only in June).

Looking forward, the European offshore wind market continues to offer significant opportunities for CTV operators. Demand is driven by both established markets and emerging ones like France, Poland, and Norway, resulting in a compound annual growth rate (CAGR) of 5.4% for CTV demand. This demand is projected to peak around 2035, with an estimated 540 vessels needed. (TGS Data & Intelligence)

For Commissioning Service Operation Vessels (CSOVs), the trend of increased pricing discipline by owners has persisted after a busy winter and spring, with most fixtures concluded above or close to the $48,750 mark, (Clarksons). Overall, it is expected that rate levels for Tier 1 CSOV tonnage will remain strong in the coming years, though they will stabilise and not continue rising at the pace observed over the past two years.

Q3 2024 CTV rates so far: 3,035 USD per day.

DISTRIBUTION TO SHAREHOLDERS

On 31 May 2024, the Company distributed 4.57 USD/share. The Company also proposed 1.15 USD/share in Q2 2024. This distribution was paid on 18 July 2024

Additionally, the Company bought back another 676,697 shares in Q2 2024 bringing the total H1 2024 share buy-back to 8,017,162 shares.

The Company reiterates its full discretionary dividend policy while it is executing its transformation strategy towards diversification and decarbonisation.

CORPORATE UPDATE
Euronav & Anglo-Eastern joined forces
On 18 June 2024, the Company successfully completed the sale of Euronav Ship Management Hellas (ESMH) to Anglo Eastern. This transaction has realised a capital gain of approximately USD 20 million.

NAME CHANGE & CHANGE TICKER SYMBOL
On 2 July 2024, the Company held a Special General Meeting & Extraordinary General meeting to approve the name change of Euronav NV to CMB.TECH NV. The Extraordinary General meeting approved this resolution and the name change will be effective as of 1 October 2024. All other resolutions were also approved at the Special General Meeting & the Extraordinary General Meeting.

PRESS RELEASE Regulated Information 8 August 2024 – 07.00 am CET _______________________________________

On 15 July 2024, the Company’s ticker officially changed from EURN to CMBT on Euronext Brussels and the NYSE.

Furthermore, the organisation also launched a new corporate website, https://cmb.tech

CONFERENCE CALL

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the “Investor Relations” page of the website at https://cmb.tech/investors/financial-information/investor-calls-and-presentations

The presentation for the earnings call will be available in our presentation section: https://cmb.tech/investors/financial-information/investor-calls-and-presentations

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	8 August 2024
Event Time:	8 a.m. EST / 2 p.m. CET
Event Title:	“Q2 2024 Earnings Conference Call”
Event Site/URL:	https://events.teams.microsoft.com/event/86cbff4d-52fe-4bfa-885d-118faea119be@d0b2b045-83aa-4027-8cf2-ea360b91d5e4

Telephone participants may avoid any delays by pre-registering for the call using the following link.

Telephone participants located who are unable to pre-register may dial in to the respective number of their location (to be found here). The Phone conference ID is the following: 985 819 979#

The recording & a transcript of the call will be uploaded onto our website in our investor section.

*
*  *
Contact:
Head of Marketing & Communications – Katrien Hennin
Tel: +32 499393470
Email: Katrien.hennin@cmb.tech

Publication half year reports – 9 August 2024

About Euronav NV & CMB.TECH
Euronav and CMB.TECH together represent a diversified & futureproof maritime group with over 160 ocean-going vessels (including newbuildings) in dry bulk, container shipping, chemical tankers, offshore wind and oil tankers. The group focuses on large marine and industrial applications on hydrogen or ammonia. They also offer hydrogen and ammonia fuel to customers, through own production or third-party producers. The company is headquartered in Antwerp, Belgium, and has offices across Europe and Asia.

Euronav is listed on Euronext Brussels and on the NYSE under the symbol CMBT.

PRESS RELEASE Regulated Information 8 August 2024 – 07.00 am CET _______________________________________

Euronav will change its group's name to CMB.TECH, effective as of 1 October. Euronav will remain the oil tanker shipping company within the group.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, timings or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections or meet expected timings.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

PRESS RELEASE Regulated Information 8 August 2024 – 07.00 am CET _______________________________________

Condensed consolidated statement of financial position (unaudited)
(in thousands of USD)

	June 30, 2024	December 31, 2023
ASSETS

Non-current assets
Vessels	2,035,607	1,629,570
Assets under construction	678,498	106,513
Right-of-use assets	2,204	32,937
Other tangible assets	22,110	643
Prepayments	1,886	—
Intangible assets	16,661	14,194
Receivables	63,998	2,887
Investments	61,238	519
Deferred tax assets	5,604	280

Total non-current assets	2,887,806	1,787,543

Current assets
Bunker inventory	32,787	22,511
Trade and other receivables	280,985	307,111
Current tax assets	3,366	869
Cash and cash equivalents	343,899	429,370
	661,037	759,861

Non-current assets held for sale	182,806	871,876

Total current assets	843,843	1,631,737

TOTAL ASSETS	3,731,649	3,419,280

EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	631,397	1,466,529
Translation reserve	(74)	235
Hedging reserve	2,408	1,140
Treasury shares	(284,508)	(157,595)
Retained earnings	638,309	807,916

Equity attributable to owners of the Company	1,226,680	2,357,373

Non-current liabilities
Bank loans	1,212,215	362,235
Other notes	198,551	198,219
Other borrowings	476,693	71,248
Lease liabilities	2,183	3,363
Other payables	—	146
Employee benefits	1,157	1,669
Provisions	125	274
Deferred tax liabilities	13	—

Total non-current liabilities	1,890,937	637,154

Current liabilities
Trade and other payables	94,219	124,013
Current tax liabilities	7,110	4,768
Bank loans	405,261	166,124
Other notes	3,733	3,733
Other borrowings	100,480	92,298
Lease liabilities	2,919	33,493
Provisions	310	324

Total current liabilities	614,032	424,753

TOTAL EQUITY and LIABILITIES	3,731,649	3,419,280

PRESS RELEASE Regulated Information 8 August 2024 – 07.00 am CET _______________________________________

Condensed consolidated statement of profit or loss (unaudited)
(in thousands of USD except per share amounts)

	2024	2023
	Jan. 1 - Jun. 30, 2024	Jan. 1 - Jun. 30, 2023
Shipping income
Revenue	492,377	688,116
Gains on disposal of vessels/other tangible assets	502,547	22,064
Other operating income	38,245	14,768
Total shipping income	1,033,169	724,948

Operating expenses
Raw materials and consumables	(1,678)	—
Voyage expenses and commissions	(85,903)	(71,545)
Vessel operating expenses	(100,013)	(118,017)
Charter hire expenses	(17)	(1,531)
Depreciation tangible assets	(80,529)	(111,109)
Depreciation intangible assets	(1,348)	(798)
General and administrative expenses	(36,287)	(26,749)
Total operating expenses	(305,775)	(329,749)

RESULT FROM OPERATING ACTIVITIES	727,394	395,199

Finance income	23,416	23,505
Finance expenses	(69,396)	(83,649)
Net finance expenses	(45,980)	(60,144)

Share of profit (loss) of equity accounted investees (net of income tax)	2,570	(9)

PROFIT (LOSS) BEFORE INCOME TAX	683,984	335,046

Income tax benefit (expense)	(4,364)	1,820

PROFIT (LOSS) FOR THE PERIOD	679,620	336,866

Attributable to:
Owners of the company	679,620	336,866

Basic earnings per share	3.43	1.67
Diluted earnings per share	3.43	1.67

Weighted average number of shares (basic)	197,886,375	201,828,035
Weighted average number of shares (diluted)	197,886,375	201,878,050

PRESS RELEASE Regulated Information 8 August 2024 – 07.00 am CET _______________________________________

Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2024	2023
	Jan. 1 - Jun. 30, 2024	Jan. 1 - Jun. 30, 2023

Profit/(loss) for the period	679,620	336,866

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	182	—

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(309)	171
Cash flow hedges - effective portion of changes in fair value	1,268	(1,666)

Other comprehensive income (expense), net of tax	1,141	(1,495)

Total comprehensive income (expense) for the period	680,761	335,371

Attributable to:
Owners of the company	680,761	335,371

PRESS RELEASE Regulated Information 8 August 2024 – 07.00 am CET _______________________________________

Condensed consolidated statement of changes in equity (unaudited)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2023	239,148	1,678,336	(24)	33,053	(163,024)	385,976	2,173,465

Profit (loss) for the period	—	—	—	—	—	336,866	336,866
Total other comprehensive income (expense)	—	—	171	(1,666)	—	—	(1,495)
Total comprehensive income (expense)	—	—	171	(1,666)	—	336,866	335,371

Transactions with owners of the company
Dividends to equity holders	—	(211,807)	—	—	—	(157,684)	(369,491)
Treasury shares delivered in respect of share-based payment plans	—	—	—	—	1,501	—	1,501
Equity-settled share-based payment	—	—	—	—	—	(851)	(851)
Total transactions with owners	—	(211,807)	—	—	1,501	(158,535)	(368,841)

Balance at June 30, 2023	239,148	1,466,529	147	31,387	(161,523)	564,307	2,139,995

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2024	239,148	1,466,529	235	1,140	(157,595)	807,916	2,357,373

Profit (loss) for the period	—	—	—	—	—	679,620	679,620
Total other comprehensive income (expense)	—	—	(309)	1,268	—	182	1,141
Total comprehensive income (expense)	—	—	(309)	1,268	—	679,802	680,761

Transactions with owners of the company
Business combination	—	—	—	—	—	(796,970)	(796,970)
Dividends to equity holders	—	(835,132)	—	—	—	(52,439)	(887,571)
Treasury shares acquired	—	—	—	—	(126,913)	—	(126,913)
Total transactions with owners	—	(835,132)	—	—	(126,913)	(849,409)	(1,811,454)

Balance at June 30, 2024	239,148	631,397	(74)	2,408	(284,508)	638,309	1,226,680

PRESS RELEASE Regulated Information 8 August 2024 – 07.00 am CET _______________________________________

Condensed consolidated statement of cash flows (unaudited)
(in thousands of USD)

	2024	2023
	Jan. 1 - Jun. 30, 2024	Jan. 1 - Jun. 30, 2023
Cash flows from operating activities
Profit (loss) for the period	679,620	336,866

Adjustments for:	(392,766)	148,027
Depreciation of tangible assets	80,529	111,109
Depreciation of intangible assets	1,348	798
Provisions	(163)	(149)
Income tax (benefits)/expenses	4,364	(1,820)
Share of profit of equity-accounted investees, net of tax	(2,570)	9
Net finance expense	45,980	60,144
(Gain)/loss on disposal of assets	(502,547)	(22,064)
(Gain)/loss on disposal of subsidiaries	(19,707)	—

Changes in working capital requirements	12,767	(33,886)
Change in cash guarantees	(44,494)	(25)
Change in inventory	757	(1,615)
Change in receivables from contracts with customers	45,353	(21,652)
Change in accrued income	3,770	(10,809)
Change in deferred charges	4,002	(7,728)
Change in other receivables	8,356	(1,568)
Change in trade payables	3,331	17,031
Change in accrued payroll	(865)	636
Change in accrued expenses	(15,216)	(6,058)
Change in deferred income	1,735	(511)
Change in other payables	6,038	(736)
Change in provisions for employee benefits	—	(851)

Income taxes paid during the period	(4,253)	(6,268)
Interest paid	(42,489)	(56,001)
Interest received	13,910	12,842

Net cash from (used in) operating activities	266,789	401,580

Acquisition of vessels and vessels under construction	(444,570)	(208,629)
Proceeds from the sale of vessels	1,511,765	40,523
Acquisition of other tangible assets	(3,077)	(511)
Acquisition of intangible assets	(386)	(42)
Proceeds from the sale of other (in)tangible assets	2,000	—
Net cash on deconsolidation / sale of subsidiaries	822	—
Investments in other companies	(45,000)	—
Net cash paid in business combinations and joint ventures	(1,149,886)	—
Lease payments received from finance leases	782	944
Advances on proceeds from the sale of vessels	—	27,500

Net cash from (used in) investing activities	(127,550)	(140,215)

(Purchase of) Proceeds from sale of treasury shares	(126,913)	1,501
Proceeds from new borrowings	1,365,022	746,013
Repayment of borrowings	(206,701)	(402,652)
Repayment of lease liabilities	(32,291)	(11,586)
Repayment of commercial paper	(213,545)	(220,157)
Repayment of sale and leaseback	(100,980)	(41,907)

PRESS RELEASE Regulated Information 8 August 2024 – 07.00 am CET _______________________________________

Transaction costs related to issue of loans and borrowings	(4,477)	(3,919)
Dividends paid	(903,331)	(346,671)

Net cash from (used in) financing activities	(223,216)	(279,378)

Net increase (decrease) in cash and cash equivalents	(83,977)	(18,013)

Net cash and cash equivalents at the beginning of the period	429,370	179,929
Effect of changes in exchange rates	(1,494)	2,616

Net cash and cash equivalents at the end of the period	343,899	164,532

of which restricted cash	—	—